SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: September 5, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, September 4, 2007
CANADIAN PACIFIC ANNOUNCES AGREEMENT TO ACQUIRE DM&E RAILROAD
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it has reached an agreement to acquire Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries (DM&E) for US$1.48 billion. With this value-enhancing transaction, CP expands its current network by approximately 2,500 miles and increases its access to U.S. Midwest markets including agri-products, coal and ethanol. The deal consists of a US$1.48 billion cash payment at closing and future contingent payments of up to approximately US$1.0 billion. Future contingent payments of US$350 million will become due if construction starts on the Powder River Basin expansion project prior to December 31, 2025. Further future contingent payments of up to approximately US$700 million will become due upon the movement of specified volumes of coal from the Powder River Basin over the Powder River Basin extension prior to December 31, 2025.
“The DM&E is an excellent fit for Canadian Pacific making this a strategic end-to-end addition to our network,” said Fred Green, President and Chief Executive Officer of CP. “The DM&E is a high-quality, growing regional railroad that complements our existing franchise. This investment presents the opportunity for future growth through further expansion of our network and is accretive to our EPS in 2008.”
“There are natural synergies between our two railroads which make this a very attractive transaction. We have a solid transition plan that I am confident we will implement successfully. CP is the safest railroad in North America and we will work together to build on the significant improvements the DM&E has made in operating efficiency and safety over the past several years. This includes CP’s intention to spend an additional US$300 million of capital for further upgrading of the regional railroad over the next several years.”
“Canadian Pacific is our natural partner and we are very pleased with this deal. The logic of this acquisition is compelling,” said Kevin Schieffer, President and CEO of the DM&E. “I’m proud of the DM&E and the organization we’ve built; our operating ratio is one of the best in the industry. The combination of our two companies and the resulting efficiencies will be very positive for our customers. CP is not only a natural operating fit; we also share a commitment to our employees, our customers and the communities we serve as well as a vision for the potential of the Powder River Basin.”
The addition of the DM&E extends the reach of CP’s network. It increases the rail network, and adds new customers and expands the service available to customers of both companies. The DM&E is the largest regional railroad in the U.S. and the only Class II railroad that connects and interchanges traffic with all seven Class I railroads, connecting with Canadian Pacific at Minneapolis, Winona, MN and Chicago. It had 2006 freight revenues of approximately US$258 million, which is expected to grow to approximately US$280 million, or by nine per cent in 2007. The DM&E is headquartered in Sioux Falls, SD and has approximately 1,000 employees, 2,500 miles of track and rolling stock that includes 7,200 rail cars and 150 locomotives. It serves eight states; Illinois, Iowa, Minnesota, Missouri, Nebraska, South Dakota, Wisconsin and Wyoming with access to Chicago, Minneapolis/St. Paul, Kansas City and key ports.

The DM&E has been pursuing a strategy to become the third rail carrier in Wyoming’s Powder River Basin. The Powder River Basin is North America’s largest and most rapidly growing source of low-cost, low-sulphur coal as well as the largest single rail market in terms of volume.
“Canadian Pacific is excited about the prospect for growth in the coal-rich Powder River Basin,” Mr. Green said. The DM&E’s favorable geographic position provides a unique ability to create an efficient and competitive additional link to midwestern and eastern utilities. We have created a disciplined plan aimed at facilitating a decision on the expansion and ensuring the investment provides returns that exceed our thresholds. Our purchase agreement has been structured to share further upside as the benefits of the expansion are realized. We are confident this will provide maximum long-term value for our shareholders.”
“With our strong balance sheet, this investment represents the best use of our free cash,” said Mike Lambert, Chief Financial Officer of CP “We have secured fully committed acquisition financing as part of this transaction. Permanent financing for this acquisition and future financing for a potential PRB expansion will be structured to preserve appropriate debt and coverage ratios for our investment grade rating.”
In conjunction with this purchase, Canadian Pacific has suspended activity under its current share repurchase program that commenced in March of 2007. CP has purchased 3,209,790 shares in 2007.
With the successful completion of this transaction, which is expected to close in the next 30 to 60 days, Canadian Pacific confirms that its outlook in 2007 for diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, remains unchanged in the range of CDN$4.30 to CDN$4.45.
The CP/DM&E transaction is subject to review and approval by the U.S. Surface Transportation Board (STB), during which time the shares of DM&E will be placed into an independent voting trust. The review process is expected to take less than a year. CP expects that the operation will become part of CP’s U.S. network upon completion of the review. The voting trust is required by US law so that CP does not exercise control over DM&E prior to approval of the transaction by the STB.
Conference Call
Fred Green, President and CEO, Mike Lambert, Executive Vice President and CFO and Kathryn McQuade, Executive Vice President and COO, will be available to discuss this announcement with investment analysts and the media in a conference call beginning at 11 a.m. Eastern time (9 a.m. Mountain time) on September 5. Dial-in numbers: 416-640-1907 or 800-732-9303. Callers should dial in 10 minutes prior to the call. A replay of the conference call will be available by phone through September 30, 2007, at 416-640-1917 or 877-289-8525, pass code 21237495 followed by the pound key.
This call will also be Webcast: live via CP’s website at www.cpr.ca. To access the Webcast, click on Investors and follow the links. The Webcast will be archived through August 31, 2008.
For further information on this announcement and current updates, see www.cpr.ca.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to the proposed acquisition transaction and our anticipated financial performance. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, Canadian Pacific’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Canadian Pacific undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

DM&E
Key Financial Data

	2007T	2006	Change
Total Revenues (USD millions)	290	265	9%
Freight Revenues (USD millions)	280	258	9%
Carloads (thousands)	275	260	6%
Operating Ratio (%)	67.6	70.2	260 bps
Locomotives	150	150
Rail Cars	7,400	7,200
Highlights
•	Largest Class II railroad in the US
•	Only Class II railroad with interchanges to all seven Class I railroads
•	2,500 miles of track serving 8 states; Illinois, Iowa, Minnesota, Missouri, Nebraska, South Dakota, Wisconsin and Wyoming
•	Access to Twin Cities, Kansas City, Chicago and key water ports
•	Approximately 1,000 employees with 375 unionized
•	Improved train accident and personal injury performance
2006 Revenue Data

	Freight
	Revenues	Carloads
Grain	36%	38%
Coal	6%	15%
Fertilizers	3%	3%
Forest	6%	5%
Industrial	48%	38%
Automotive	1%	1%

2006 Operating Expenses
Operations	41%
Fuel	21%
Equipment Rents	11%
Dep’n & Amort	10%
G&A	11%
Other	6%

Operating Ratio
2003	78%
2004	76%
2005	75%
2006	70%
2007T	68%
Capital Expenditures
USD millions

	Core	Growth	Total
2004	47	24	71
2005	46	24	70
2006	53	32	85
2007T	48	54	102
Safety

	Personal Injuries	Train Accidents
	per 200,000	per million train
	employee hours	miles
2004	7.0	24.8
2005	5.0	18.9
2006	3.8	10.2
2007T	3.3	8.7
NOTES:
All data is provided by DM&E/IC&E
T denotes target; positive change is favourable; negative change is unfavourable.
Operating Ratio is the ratio of total operating expenses to total revenues and has been calculated excluding non-recurring and other items.
Locomotives and rail cars are owned and leased.
This Fact Sheet contains certain forward-looking statements relating but not limited to the anticipated financial performance of DM&E and its subsidiaries. Undue reliance should not be placed on forward-looking information as results may differ materially.